Filed by Netro Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                              Subject Company: Netro Corporation
                                                  Commission File No. 333-107620


                               [NETRO LETTERHEAD]


                                August 25, 2003



Via Federal Express

[Name]
[Address]

     100 Shares of Netro Corporation
     -------------------------------

Dear [Name]:

     As you may know, Netro Corporation and SR Telecom Inc. are currently in the process of a pending merger. Netro has announced that the company's special stockholder meeting will be held on August 27, 2003 to allow Netro stockholders to vote on the approval of the merger between Netro and SR Telecom. If the merger is approved by Netro's stockholders at the meeting and the other conditions to closing are satisfied or waived, we expect that September 4, 2003 will be the scheduled closing date of the merger in which Netro stockholders would receive SR Telecom stock in exchange for their Netro stock, and the effective date as of which Netro's Board of Directors will declare an aggregate $100 million cash dividend to be paid on a pro rata basis to all Netro stockholders of record as of that date.

     On August 15, 2002, you were granted 100 shares of restricted stock of Netro. Enclosed is your original stock certificate. If the merger is approved and completed as planned, you will be receiving a Letter of Transmittal from Computershare Trust Company of Canada to exchange your Netro shares for shares of SR Telecom. At that time, you will be asked to complete the Letter of Transmittal and return it to Computershare along with the enclosed original stock certificate. American Stock Transfer and Trust Company will mail your cash dividend separately.

     If you have any questions, do not hesitate to call me at 408-216-1557.

                                             Sincerely,

                                             /s/ Jennifer Mar

                                             Jennifer Mar

Enclosure